Virgin America Inc.

555 Airport Boulevard

Burlingame, CA 94010

April 24, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Justin Dobbie, Legal Branch Chief
Donald E. Field

Re:	Virgin America Inc.
Request to Withdraw Registration Statement on Form S-1 (File No. 333-202767)

Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”) Virgin America Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-202767) together with all exhibits thereto (the “Registration Statement”) as of the date hereof or at the earliest practicable date hereafter. The Company is withdrawing the Registration Statement because the selling stockholders have decided not to proceed with an offering at this time. No securities were sold or will be sold under the Registration Statement. The Registration Statement was originally filed with the Commission on March 16, 2015. The Registration Statement was not declared effective by the Commission under the Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at the address above on this letter with a copy to the Company’s counsel, Tad J. Freese of Latham & Watkins LLP, by email at Tad.Freese@lw.com or by fax at (650) 463 -2600. If you have any questions regarding this letter, please contact Tad J. Freese at (650) 328-4600. Thank you for your assistance with this application for withdrawal.

Sincerely,

VIRGIN AMERICA INC.

By:	/s/ John J. Varley
John J. Varley
Senior Vice President & General Counsel